Exhibit 1

MTNL/SECTT/SE/2007
April 12, 2007

The Secretary, Stock Exchanges
Delhi/ Bombay/ Calcutta/ Madras
National Stock Exchange/ NYSE.

Sub: Compliance with clause 41 of the Listing Agreement

Dear Sir,

We write to inform you that a Meeting of the Board of Directors will be held on April 24, 2007 at New Delhi to, inter-alia, consider and take on record the Unaudited Financial Results (provisional) of the company for the quarter ended 31st March 2007.

A Notice in this regard is being published in the newspapers as per the requirements of Listing Agreement.

Thanking you,

Yours faithfully,

(S.R. SAYAL)
COMPANY SECRETARY